FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2015

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

30 MARCH 2015

SANTANDER UK PLC

BOARD CHANGES

Further to the announcement made on 12 December 2014, Santander UK confirms that Terry Burns has today stepped down from the Santander UK Board and Shriti Vadera has succeeded him as Non-Executive Chairman.

Santander UK also announces that Chris Jones will succeed Rosemary Thorne as Non-Executive Chair of Board Audit Committee on 30 June 2015. He will join the Board as a Non-Executive Director with immediate effect.

In addition, José María Carballo has decided to step down as a Non-Executive Director with immediate effect.

- Ends -

For media enquiries, please contact:

Jennifer Scardino	(Director of Corporate Affairs and Marketing)	020 7756 4886

Notes to Editors:

Chris Jones CV

Chris Jones has significant experience in Financial Services, being former leader of the PwC Financial Services practice, EMEA, specialising in the audit of banks and other financial institutions since the mid 1980’s. He is currently a Non-Executive Director of Redburn (Europe) Limited, an FCA regulated Company, their Audit and Risk Committee chair and is a member of their Remuneration Committee.

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.43 trillion in managed funds, 107 million customers, and 12,951 branches – more than any other international bank – and 185,405 employees at the close of 2014. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In the first half of 2014, Santander registered EUR 2.756 billion in attributable profit, an increase of 22% from the same period of the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. As at 31 December 2014, Santander UK serves more than 14 million active customers with c. 20,000 employees and operates through 921 branches and 66 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.santander.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 30 March 2015	By / s / Jessica Petrie
(Authorized Signatory)